SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2008

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Translation of registrant's name into English)

76 Jeppe Street,
Newtown,
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – AngloGold Ashanti announces changes to the board of directors



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

Change to the board of directors

The Chairman of AngloGold Ashanti, Russell Edey, announced that Simon Thompson has resigned from the board with effect from 28 July 2008.

Commenting on the announcement, Russell Edey said, "Since his appointment in 2004, Simon has provided invaluable guidance and support to the deliberations of the board. His resignation allows him the opportunity to pursue new opportunities and challenges. On behalf of the board and management we extend our best wishes to Simon for the future".

Johannesburg
29 July 2008

JSE Sponsor : UBS



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	Nature of Change
Mr S R Thompson	Resigned from the board effective 28 July 2008

Taking account of the above the board of directors should read as follows:

Directors			Alternate Directors
Mr R P Edey	(Chairman)	(British)	
Dr T J Motlatsi	(Deputy Chairman)		
Mr M Cutifani	(Chief Executive Officer)		
Mr F B Arisman		(American)	
Mr R E Bannerman		(Ghanaian)	
Mr J H Mensah		(Ghanaian)	
Mr W A Nairn			
Prof. L W Nkuhlu			
Mr S M Pityana			
Mr S Venkatakrishnan		(British)	

29 July 2008

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 29, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary